UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2011

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. Information contained in the websites cited on this report on Form 6-K is not incorporated by reference in the referred registration statement on Form F-3.

EMBRAER RELEASES 4TH QUARTER AND FISCAL YEAR 2010 RESULTS IN IFRS

HIGHLIGHTS:

Q	Embraer met or surpassed all of its 2010 annual guidance and projections, including aircraft deliveries, Net revenues and Operating margin;

Q

During the 4th quarter of 2010 (4Q10), Embraer delivered 31 commercial and 61 executive aircraft and ended the year with total deliveries of 101 commercial and 145 executive aircraft (126 light jets and 19 large jets), surpassing the 2010 annual delivery guidance for all aircraft categories;

Q	As a consequence, 2010 Net sales totaled US$ 5,364.1 million or US$ 5,354.5 million in US GAAP, which is higher than the US$5,250.0 million annual guidance;

Q	4Q10 EBIT[1] margin was 6.7% (or 7.5% in US GAAP) and therefore the 2010 EBIT margin was also 7.3% for both GAAPs, in line with the 7.25% annual EBIT margin guidance;

Q

Positive Operating cash generation of US$ 578.1 million in 4Q10 increased the Company’s net cash[2] position to US$ 691.8 million at the end of 2010 (under US GAAP, 4Q10 Operating cash flow totaled US$ 235.3 million);

Q

Net income attributable to Owners of Embraer was US$ 122.7 million in 4Q10 and totaled US$ 330.2 million for 2010. Earnings per ADS for 4Q10 and 2010 totaled 0.6782 and 1.8252, respectively (under US GAAP, 2010 Net income attributable to Embraer and Earnings per ADS totaled US$ 347.0 million and 1.9181, respectively);

MAIN FINANCIAL INDICATORS:

in million of U.S dollars, except % and per share data
IFRS	4Q09	4Q10	2009	2010
Net Revenues	1,629.6	1,970.2	5,497.8	5,364.1
EBIT	39.2	132.4	379.4	391.7
EBIT Margin %	2.4%	6.7%	6.9%	7.3%
EBITDA	104.9	197.2	608.7	610.9
EBITDA Margin %	6.4%	10.0%	11.1%	11.4%
Net income attributable to Owners of Embraer	94.9	122.7	465.2	330.2
Earnings per share - ADS basic (US$)	0.5246	0.6782	2.5714	1.8252
Net Cash	487.9	691.8	487.9	691.8

2011 OUTLOOK

Q	Company expects a Net sales of US$ 5.6 billion in 2011 distributed as follows:

• Commercial Aviation	US$ 3.1 billion

• Executive Aviation	US$ 1.2 billion

• Defense and Security Business	US$ 600 million

• Aviation Services and Other Business	US$ 700 million

Q	The Company’s EBIT is expected to be US$ 420 million in 2011 and the EBIT margin shall achieve 7.5%.

[1]	EBIT is a non-GAAP measure and is equal to the operating profit before financial income (expense) as presented in Embraer’s Income Statement and EBIT margin is equal to EBIT divided by Net Sales
[2]	Net cash is equal to Cash and cash equivalents plus Financial assets short-term minus short-term and long-term Loans.

São José dos Campos, March 24, 2011 - (BM&FBOVESPA: EMBR3, NYSE: ERJ) The Company’s operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States Dollars (US$) in accordance with IFRS. This is the first time the Company has disclosed its financial information under IFRS which is the new basis of presentation substituting US GAAP. The financial data presented in this document, as of and for the quarters ended December 31, 2010 (4Q10), December 31, 2009 (4Q09) and September 30, 2010 (3Q10), are derived from the unaudited financial statements, except where otherwise stated. For 4Q10, Embraer is also posting its selected unaudited financial information in US GAAP in this earnings release for the last time. From now on all the financial information in the Company’s releases will be in IFRS only.

NET SALES AND GROSS MARGIN

Embraer delivered 31 commercial and 61 executive aircraft in 4Q10, for an accumulated total of 101 commercial and 145 executive aircraft (126 light jets and 19 large jets) in 2010. Annual Net sales for 2010 totaled US$ 5,364.1 million. From time to time, Embraer adjusts the carrying values of aircraft in Inventories, reflecting downward changes in market conditions and aircraft conditions, and the book value of those aircraft may be adjusted. During 4Q10, based on that re-assessment, Embraer’s Cost of sales and services, and accordingly its Gross margin, were negatively impacted by charges totaling US$ 62.3 million in the 4Q10. Most of these adjustments arose from less robust fair values of certain pre-series aircraft. Inventories also include some pre-owned aircraft that are available for sale. Such adjustments caused the Company’s Gross margin to be 16.8% and 19.1% for 4Q10 and 2010, respectively. Had it not been for such adjustments, the Gross margin for 2010 would have reached 20.3% which reflects an improvement in the Company’s industrial operations. The Company does not expect similar market-related valuation charges to arise in the near future.

EBIT

The 4Q10 EBIT and EBIT margin were US$ 132.4 million and 6.7%, respectively. For 2010, the accumulated Operating margin was 7.3% for both GAAPs, and in line with the Company’s annual guidance of 7.25%. The Company continues to place significant focus on controlling its expenses and, as a result, 2010 operating expenses totaled US$ 634.3 million, which is US$ 55.7 million less than in 2009, despite a stronger Real. However, bearing in mind that 2009 Operating expenses were negatively impacted by MESA’s bankruptcy. It must be noted that a portion of the operating expenses are Real denominated and the appreciation of the Real against the US Dollar negatively impacted those expenses. The average Real-to-Dollar exchange rate for 2010 appreciated 11.7%, when compared to the average exchange rate in 2009. Research expenses for 4Q10 totaled US$ 27.6 million, bringing total 2010 Research spending to US$ 72.1 million in IFRS. In US GAAP 2010 R&D expenses totaled US$ 134.5 million, below the US$ 160 million outlook provided by the Company. Although Embraer has been able to control and optimize its R&D spending, it is important to emphasizes that all development programs remain on schedule. General and Administrative expenses for 4Q10 totaled US$ 60.6 million and are stable, compared to the US$ 55.4 million spent in 4Q09. Selling expenses of US$ 105.6 million in 4Q10 were also stable compared to the US$ 93.4 million spent in 4Q09. As the Company’s worldwide fleet continued to grow through 2010, mainly in the executive aviation market, its customer support infrastructure was scaled upwards to support such fleet growth and therefore total 2010 Selling expenses reached US$ 374.1 million, compared to US$ 304.6 million in 2009. 2010 Other operating income (expenses), net totaled US$ 9.4 million, compared to an expense of US$ 138.5 million in 2009. This difference is mainly driven by the one-time US$ 103 million provision made in 2009 related to the Mesa Airlines bankruptcy.

NET INCOME

Net income attributable to Owners of Embraer and Earnings per ADS for 4Q10, were US$ 122.7 million and US$ 0.6782, respectively, bringing total 2010 Net income attributable Owners of Embraer and Earnings per ADS to US$ 330.2 million and US$ 1.8252, respectively. The 2010 Net margin achieved 6.2%, compared to 8.5% Net margin in 2009. This redution comes mainly as a result of the difference in Income taxes expense (benefit) for 2009 and 2010, which totaled a credit of US$ 158.1 million and an expense of US$ 62.7 million, respectively.

MONETARY BALANCE SHEET ACCOUNTS AND OTHER MEASURES

Embraer had significant positive cash generation during 4Q10 and the Company’s Net cash position for the period increased by US$ 74.3 million achieving US$ 691.8 million.

	in million of U.S.dollars
Balance Sheet Data	(1) 2009	(2) 3Q10	(1) 2010
Cash and cash equivalents	1,592.4	1,053.4	1,393.1
Financial assets	953.8	998.7	733.5
Total cash position	2,546.2	2,052.1	2,126.6
Loans short-term	592.4	83.8	72.6
Loans long-term	1,465.9	1,350.8	1,362.2
Total loans position	2,058.3	1,434.6	1,434.8
Net cash*	487.9	617.5	691.8

*	Net cash = Cash and cash equivalents + Finacial assets shor-term - Loans short-term and long-term

(1)	Derived from audited annual financial statements.
(2)	Derived from unaudited financial information.

Such cash generation comes mainly as a consequence of a strong financial result from operations, coupled with a reduction in Inventories. In connection with the conversion to IFRS, the Company calculates Operating cash flow and Free cash flow in a different manner as compared to its calculation under US GAAP. Some of the main differences are related to accounting of Development expenses and variations in short-term investments (Financial Assets).

	in million of U.S.dollars
IFRS	1Q10	2Q10	3Q10	4Q10	2010
Net cash generated by (used) in operating activities	(145.1)	343.3	97.5	578.1	873.8
Financial assets adjusted (1)	150.8	(57.3)	(92.1)	(287.5)	(286.1)
Other assets adjusted (2)	8.0	(22.1)	22.0	19.8	27.7
Additions to property, plant and equipment	(34.1)	(2.8)	(46.8)	(65.9)	(149.6)
Additions to intangible assets	(39.7)	(41.2)	(46.5)	(51.3)	(178.7)

Free cash flow	(60.1)	219.9	(65.9)	193.2	287.1

(1)	Financial assets is adjusted by the unrealized gain (losses) on Financial assets.
(2)	Other assets adjusted correspond mainly of court-mandated escrow deposit and short term marketable securities.

It’s important to notice that Operating cash flow under IFRS do not discount the cash invested in product development. It also includes changes in Financial assets which do not represent changes in the Company’s cash position, since additions or reductions in Financial Assets are in fact changes in the maturity profile of Company’s cash investments and, as consequence, do not represent increases or decreases in Company’s operating cash. Additionally, Operating cash flow under IFRS includes changes in court-mandated escrow deposits, which in its essence is not operational cash and shall be disregarded as operating cash. Therefore,

Embraer free cash flow is represented by the operating cash flow adjusted by CAPEX, Addition to intangible assets, Other assets and Financial assets.

Additions to property, plant and equipment (PP&E) totaled US$ 65.8 million in the 4Q10 and accumulated Additions to PP&E under IFRS3 reached US$ 149.6 million for 2010. As presented in the chart below, in US GAAP Additions to PP&E totaled US$ 90.5 million under US GAAP in line with Company’s projections of US$ 100 million.

				in million of U.S.dollars
USGAAP	1Q10	2Q10	3Q10	4Q10	2010
OPERATING CASH FLOW	(46.4)	236.4	(47.7)	235.3	377.6
Less Additions to property, plant and equipment (CAPEX)	(13.7)	(16.5)	(18.2)	(42.1)	(90.5)

FREE CASH FLOW	(60.1)	219.9	(65.9)	193.2	287.1

As previously mentioned, the Company reduced its CAPEX investments in 2010 due mainly to adjustments in the schedule of certain investments that were postponed, without affecting the overall target dates of the respective programs. On this line, 2011 CAPEX shall include the postponed portion of the 2010 investments that are now scheduled to occur.

During 4Q10, the Company continued to manage its debt profile and total debt remained stable compared to 3Q10. It is worth noting that the Company reduced its total loans position by US$ 623.5 million throughout 2010 and ended the year with US$ 1,434.8 million in total loans, compared to US$ 2,058.3 million at the end of 2009. Short and long-term loans outstanding balances were US$ 72.6 million and US$ 1,362.2 million respectively, at the end of 4Q10.

Considering the Company’s current debt profile, the average loan maturity reached 6.3 years. Furthermore, the cost of Dollar denominated loans remained stable going from 6.0% to 5.9% p.a. and the cost of Real denominated loans also remained stable going from at 4.3% to 4.2% p.a. The Adjusted EBITDA to financial expenses (gross) ratio improved in 4Q10, compared to 3Q10, from 5.38 to 6.81. As of 4Q10, 27.9% of total debt was denominated in Reais.
The Company’s financial strategy contributed positively to net results during 2010 and, accumulated US$ 16.4 million throughout 2010.

[3]

Please note that there are important differences in accounting practices for Property, plant and equipment expenditures between both GAAPs. Under IFRS, such expenditures include all trade-in purchases as well as all spare parts pool adjustments. On the other hand, in US GAAP expenditures includes software acquisitions which are not included in IFRS. Such accounting differences totaled approximately US$ 60 million in 2010. For the free cash flow generation calculation in both GAAPs, despite the differences in PP&E accounting, free cash flow is not affected when Additions to PP&E is deducted from the Operating Cash Flow.

Embraer’s cash allocation management strategy continues to be the most important tool to mitigate exchange rate risks. In other words, by balancing cash allocation in Reais and Dollar denominated assets, the Company attempts to neutralize its balance sheet exchange rate exposures. Of total cash in 4Q10, 50% was denominated in Reais.

OPERATIONAL BALANCE SHEET ACCOUNTS

As a result of the large number of aircraft delivered during 4Q10, total Inventories decreased by US$ 509.9 million and totaled US$ 2,198.3 million in 4Q10, bringing total Inventories to its lowest level since 2006, when annual revenues totaled US$ 3.7 billion. Trade accounts payable decreased to US$ 750.2 million in 4Q10, as a consequence of adjustments in procurement activity, in line with a lower number of aircraft expected to be delivered during the first quarter of 2011 (1Q11), compared to 4Q10. Furthermore, during 4Q10, Trade accounts receivable increased slightly to US$ 349.3 million.

	in million of U.S.dollars
Balance Sheet Data	(1) 2009	(2) 3Q10	(1) 2010
Trade accounts receivable	407.4	319.4	349.3
Customer and commercial financing	52.7	47.8	70.5
Inventories	2,445.0	2,708.2	2,198.3
Property, plant and equipment	1,101.3	1,123.3	1,201.0
Intangible	725.5	719.8	716.3
Trade accounts payable	596.3	848.8	750.2
Advances from customers	1,160.9	1,177.3	991.6
Total shareholders’ equity	2,883.0	3,063.6	3,131.5

(1)	Derived from audited annual financial statements.
(2)	Derived from unaudited financial information.

Property, plant and equipment (PP&E) increased by US$ 77.7 million mainly driven by the re-allocation of certain pre-series aircraft which moved to the Company’s PP&E from Inventories as the Company has decided to keep those aircraft to continuously improve the program. Customer and commercial financing increased US$ 22.7 million, mainly driven by temporary financing structures related to aircraft deliveries in the last quarter. The Company believes such structures will remain in its Balance sheet for a short period. Advances from customers decreased to US$ 991.6 million, mainly as a result of the high number of deliveries vis-à-vis the number of new orders during the 4Q10. Intangible assets remained stable, as product development expenses were equivalent to the amortization over the deliveries in the period.

SEGMENT RESULTS

The 4Q10 Net sales mix by segment varied when compared to 4Q09, with a higher participation from the Commercial and Executive aviation segments, representing 47.3% and 32.1%, respectively. Please note that the Executive aviation segment had its largest participation in the Company’s quarterly revenues to date, mainly driven by the commencement of deliveries of the Legacy 650, coupled with strong deliveries of other models. Consequently, during 4Q10, the Net sales participation from the segments of Defense and security business, Aviation Services and Others decreased to 11.7%, 7.8% and 1.1%, respectively.

Net revenues by segment	(2) 3Q10		(2) 4Q09		(2) 4Q10		(1) 2009		(1) 2010
	US$M	%	US$M	%	US$M	%	US$M	%	US$M	%
Commercial Aviation	604.3	57.9	720.1	44.2	930.8	47.3	3,382.3	61.5	2,888.6	53.9
Defense and Security Business	73.6	7.0	259.3	15.9	231.0	11.7	498.8	9.1	669.8	12.5
Executive Aviation	201.0	19.3	417.3	25.6	632.9	32.1	896.3	16.3	1,145.2	21.3
Aviation Services	129.7	12.4	182.0	11.2	153.5	7.8	604.6	11.0	563.8	10.5
Others	35.3	3.4	50.9	3.1	22.0	1.1	115.8	2.1	96.7	1.8

Total	1,043.9	100.0	1,629.6	100.0	1,970.2	100.0	5,497.8	100.0	5,364.1	100.0

(1)	Derived from audited annual financial statements.
(2)	Derived from unaudited financial information.

COMMERCIAL AVIATION

The Company delivered 101 commercial jets in 2010, of which 31 were in 4Q10 (including one ERJ 135 delivered to the Defense and security business). Throughout 2010, the commercial aviation market presented concrete signs of recovery and gradually regained its business activity. Air transport demand recovered better than expected and the airline industry returned to profitability (as per IATA projection net profit nearly US$ 15 billion). In addition, some airlines, like those in the United States, reinforced their position through merger/acquisition and are ready for future fleet expansion and replacement of ageing aircraft.

In 2010, Embraer sold 97 new airplanes, which is close to the 101 units delivered. As Paulo Cesar de Souza e Silva, Embraer’s Executive Vice President for Airline Market, said, “The 97 new sales sustain our backlog and represent a strong indication of market confidence in Embraer jets, which have been essential for airlines’ operational and financial improvement process”.

Deliveries	3Q10	4Q09	4Q10	2009	2010
Commercial Aviation	20	26	30	122	100
ERJ 145	1	3	2	7	6
EMBRAER 170	1	6	1	22	9(+2)	*
EMBRAER 175	1	2	3	11	8
EMBRAER 190	11	12	20	62	58
EMBRAER 195	6	3	4	20	17

*	Deliveries identified by parenthesis were aircraft delivered under operating leases.
(1)	Does not include delivery of (1) EFL 135 aircraft to the Defense and Security Business

Some of the main highlights of 4Q10 related to the Commercial aviation segment include:

Q

The Letters of Intent signed with Air Lease and Republic, from the U.S., which were announced at the Farnborough International Airshow, in July, resulted in 16 new firm orders for the EMBRAER 190. Another 28 airplanes from these agreements could be confirmed in the coming months;

Q	LAM, from Mozambique, confirmed the purchase an additional EMBRAER 190;

Q	Lufthansa, from Germany, bought additional eight EMBRAER 195s (converting another two EMBRAER 190s, ordered previously, into EMBRAER 195s);

Q	One EMBRAER 190 jet was sold to an undisclosed customer;

Q	Two previously unnamed customers were announced – BA CityFlyer, from the United Kingdom, with two EMBRAER 190s, and Fuji Dream Airlines, from Japan, with one EMBRAER 175;

Q	The 700th E-Jet produced was delivered by Embraer in November to BA CityFlyer;

Q

CDB Leasing, from China, ordered ten EMBRAER 190s. This order was announced on January 10, 2011, but it is shown in the backlog of December 31, 2010 as “Undisclosed customer”. The aircraft will be leased to China Southern.

EXECUTIVE AVIATION

Executive aviation deliveries in 4Q10 totaled 61 aircraft, among which 126 light jets and 19 large jets. It is important to note that although the total number of deliveries in 4Q10 was the same as in 4Q09, Revenues in 4Q10 surpassed 4Q09 due to a better mix of products.

Deliveries	3Q10	4Q09	4Q10	2009	2010
Executive Aviation	24	61	61	115	144
Phenom 100	16	52	33	93	100
Phenom 300	6	1	15	1	26
Legacy 600/650 e Shuttle	—	6	8	18	10
Lineage 1000 e Shuttle	2	2	5	3	8

Overall, the 144 executive jets delivered during 2010 mark a record year for Embraer in numerical terms, In spite of the impacts left by the 2008 crisis, the Company met its 2010 Net sales guidance of US$ 1.1 billion for the Executive aviation segment.

In 2010, the Phenom 100 was the most delivered executive jet. The Phenom 100’s success is also reflected in the Company’s increasing market share, which is the fastest growing in business aviation in terms of units delivered.

4Q10 was also marked by the certification and commencement of deliveries of the Legacy 650, which has already been delivered to customers in Europe, Brazil and Middle East. The contract signed with Netjets, Inc. in October, 2010, for 50 Phenom 300 executive jets, plus 75 options, became effective during December and was included in the Company’s 4Q10 firm order backlog.

“We believe 2011 will be another important year for Embraer’s consolidation in the business aviation arena. We are excited about two important events that will take place in 2011: the delivery of the first Phenom 100 manufactured in Melbourne, Florida, in the United States, as well as the first flight of our brand-new midsize jet, the Legacy 500”, said Luís Carlos Affonso, Embraer Executive Vice President, Executive Jets.

DEFENSE AND SECURITY BUSINESS

The Defense market continues to present a favorable scenario for growth, with a series of campaigns underway for various applications including transportation of officials and authorities; training and light attack; intelligence, surveillance and reconnaissance systems; aircraft modernization; military transportation; command and control systems and services.

The segment continues to play an important and strategic role in the Company’s business, and the segment’s backlog remained stable and ended 2010 at the same level as the previous year at $ 3.23 billion.

As for the modernization programs, the test campaigns of the first prototype of the AMX, for the A-1M modernization program, are on-going. The first two A-4 fighters from the Brazilian Navy Modernization Project are being modified at Embraer’s facilities in Gavião Peixoto, and the program is running on schedule. The AEW India program is moving ahead as contracted and, in October, the fuselage was joined for the third of three aircraft purchased. In December, 2010, Embraer signed a contract to overhaul 43 AMX jet fighters which complements the previous contract to modernize the AMX fighters.

Five Super Tucano aircraft were delivered to the Ecuadorian (2) and Dominican Republic (3) Air Forces during 4Q10. In November, a contract for the sale of eight Super Tucano aircraft to Indonesia was signed, which represents the entry of the aircraft to the Asia Pacific region.

The KC-390 development program is progressing; the initial definition phase has started and is running on schedule. In 4Q10 Argentina signed a letter of intent for the acquisition of six KC-390 aircraft in addition to Brazil, Chile, Colombia, Portugal and the Czech Republic. By the end of December, 2010, 60 purchase intentions for the aircraft had been signed.

Additionally, a Legacy 600 was delivered to the Government of Panamá in January 2010.

On December, Embraer announced the creation of a separate unit dedicated to the Defense and security market. The new unit is an important step towards consolidating Embraer as a main supplier of defense and security solutions for the Brazilian government, as well as for other governments worldwide. More recently, in March, 2011 Embraer signed a contract to acquire 64.7% of the capital of the radar division of OrbiSat da Amazônia S.A. The deal is strategically significant for increasing the participation of the Embraer Defense and Security Business in the Brazilian Defense System.

AVIATION SERVICES

As Embraer’s worldwide fleet grows with additional aircraft deliveries to the executive, commercial and defense and security segments, the Company continues to expand and improve its global customer support and services network. In this line, in October 2010, the Company signed an agreement with Transpais Aereo, making it the first authorized service center for Embraer’s executive jets in Mexico. Also during October 2010, Embraer certified the first authorized service center for the Airline market in China. Located in Beijing, Tianjin Airlines Company Limited will carry out line and heavy maintenance for ERJ 145 and EMBRAER 190 aircraft. Located in South Africa, National Airways Corporation, was also named an authorized service center to support the fleet of EMB 110 Bandeirante and EMB 120 Brasilia aircraft in the region. Also expanding its customer support network in the Middle East, Embraer appointed ExecuJet Aviation Corp., located in Dubai (UAE) as a new Embraer authorized service center for the Legacy 600 and Legacy 650 executive aircraft. ExecuJet will provide scheduled and unscheduled maintenance services at Dubai International Airport. During 4Q10, Embraer also released a package of improvements for its FlyEmbraer web portal (www.FlyEmbraer.com), which is a dedicated online dedicated tool for the after-market community that provides support and services to executive jets customers.

TOTAL BACKLOG

During 4Q10, Embraer delivered a total of 31 commercial and 61 executive aircraft. Considering all deliveries, as well as firm orders obtained during the period, the Company’s firm order backlog increased to US$ 15.6 billion by the end of 2010, which is equivalent to three years of current annual revenues. This is the third consecutive quarter in which the Company’s backlog has remained stable, and reflects some improvements in the order flow, especially in Commercial Aviation. The following chart, at left, presents the Company’s backlog evolution.

2011 OUTLOOK: NET REVENUES AND MARGIN

During the second half of 2010, the Commercial Aviation market showed a moderate recovery with the return of order flow for new aircraft. In the Executive jet market, recovery is happening at a much slower pace, despite the recovery of stock markets price indexes and corporate profits, which are the two key macro-economic data indicators for this segment. For 2011, it is expected that the Commercial aviation market will continue its recovery and market book to bill is expected to be above one. In the Executive jet market, it’s also expected that recovery will continue to take place, however, due to the slower pace of recovery, book to bill in this market is likely to continue to be below one. The political turmoil in the Middle East and the recent earthquake in Japan may bring additional risks to the recovery trend described above.

In light of the scenario above, Embraer expects to deliver 102 commercial jets, 100 light jets and 18 large jets. Due to the better mix of products, the Company’s Net Sales is expected to reach US$ 5.6 billion, to which Commercial Aviation, Executive Aviation and Defense and security business shall contribute with US$ 3.1 billion, US$ 1.2 billion and US$ 600 million respectively. Services and Other business is expected to achieve US$ 700 million out of which US$ 400 million are related to service in Commercial aviation, US$ 50 million to services in Executive aviation and US$ 150 million to services in Defense and security business. The remaining US$100 million will come from Other businesses.

Despite the recent appreciation of the Real and an increase of approximately 10% in wages at the end of 2010, as result of the annual settlement between the worker’s Union and the Company, Embraer expects 2011 EBIT to reach US$ 420 million and EBIT margin to be 7.5%, as a consequence of the growth in revenues.

Total investments shall reach US$ 500 million for 2011, of which projected Research expenditures are US$ 90 million, product development is expected to amount to US$ 210 million and CAPEX investments may achieve the remaining US$ 200 million. It’s important to note that approximately US$ 50 million in CAPEX investments for 2010 were postponed to 2011. Additionally there will be few contributions from risk sharing partners in 2011, given the fact that those contributions were already made in 2009 and 2010.

The Company’s EBITDA margin is expected to reach 11% in 2011 and, consequently, EBITDA is expected to reach US$ 615 million.

RECONCILIATION OF IFRS AND “NON GAAP” INFORMATION

We consider Free cash flow as the operating cash flow less Additions to property, plant and equipment, Additions to intangible assets, Financial assets and Other assets. Free cash flow is not a financial measurement of the Company under IFRS. Free cash flow is presented because it is used internally as a measure for evaluating certain aspects of our business. The Company also believes that some investors find it to be a useful tool for measuring Embraer’s cash position. Free cash flow should not be considered as a measure of the Company’s liquidity or as a measure of its cash flows as reported under IFRS. In addition, free cash flow should not be interpreted as a measure of residual cash flow available to the Company for discretionary expenditures, since the Company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure. Other companies in the industry may calculate free cash flow differently from Embraer for purposes of their earnings release, thus limiting the usefulness of this measure as a tool for comparing Embraer to other companies in the industry.

Adjusted EBITDA represents earnings before interest, taxation, depreciation and amortization. It is not a financial measurement of the Company’s financial performance under IFRS. Adjusted EBITDA is presented because it is used internally as a measure to evaluate certain aspects of the business, including financial operations. The Company also believes that some investors find it to be a useful tool for measuring a Company’s financial performance. Adjusted EBITDA should not be considered as an alternative to, in isolation from, or a substitution for, analysis of the Company’s financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate adjusted EBITDA differently from Embraer the purposes of their earnings releases, limiting the adjusted EBITDA’s usefulness as a comparative measure.

		in million of U.S.dollars
Adjusted EBITDA Reconciliation LTM* (IFRS)	(1) 3Q10	(1) 2009	(1) 2010
Net Income Attributable to Embraer	302.3	465.2	330.2
Noncontrolling interest	16.4	13.7	15.2
Income tax (expense) income	3.4	(158.1)	62.7
Financial income (expense), net	(23.5)	(10.2)	(17.5)
Foreign exchange gain (loss), net	(0.2)	68.8	1.1
Depreciation and amortization	220.1	229.3	219.2
Adjusted EBITDA	518.5	608.7	610.9

(1)	Derived from unaudited financial information.
*	Last Twelve Months

SOME FINANCIAL RATIOS BASED ON “NON GAAP” INFORMATION

Certain Financial Ratios - IFRS	(1) 3Q10	(1) 2009	(1) 2010
Total debt to Adjusted EBITDA (1)	2.77	3.38	2.35
Net cash to Adjusted EBITDA (2)	1.19	1.14	1.13
Total debt to capitalization (3)	0.32	0.42	0.31
Adjusted EBITDA to financial expense (gross) (4)	5.38	5.33	6.81
Adjusted EBITDA (5)	518.5	608.7	610.9
Interest and commissions on loans (6)	96.3	114.2	89.7

(1)	Derived from unaudited financial information.

(1)	Total debt represents short and long-term loans and financing.
(2)	Net cash represents cash and cash equivalents, plus financial assets, minus short and long-term loans and financing.
(3)	Total capitalization represents short and long-term loans and financing, plus shareholders equity.
(4)	Interest expense (gross) includes only interest and commissions on loans.
(5)	The table at the end of this release sets forth the reconciliation of Net income to adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods.
(6)	Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net account presented in the Company’s consolidated Income Statement

EMBRAER - S.A.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S.dollars, except earnings per share)

	Three months ended on		Twelve months ended on
	(2) 31 Dec, 2009	(2) 31 Dec, 2010	(1) 31 Dec, 2009	(1) 31 Dec, 2010
REVENUE	1,629.6	1,970.2	5,497.8	5,364.1

Cost of sales and services	(1,310.3)	(1,639.6)	(4,428.4)	(4,338.1)

Gross profit	319.3	330.6	1,069.4	1,026.0

OPERATING INCOME ( EXPENSE )
Administrative	(55.4)	(60.6)	(191.3)	(197.5)
Selling	(93.4)	(105.6)	(304.6)	(374.1)
Research	(16.1)	(27.6)	(55.6)	(72.1)
Other operating (expense) income, net	(115.2)	(4.4)	(138.5)	9.4

OPERATING PROFIT BEFORE FINANCIAL INCOME (EXPENSE)	39.2	132.4	379.4	391.7

Financial income (expense), net	8.6	2.6	10.2	17.5
Foreign exchange gain (loss), net	(6.9)	(8.2)	(68.8)	(1.1)

PROFIT BEFORE TAXES ON INCOME	40.9	126.8	320.8	408.1

Income tax (expense) income	62.1	2.8	158.1	(62.7)

NET INCOME	103.0	129.6	478.9	345.4

Attributable to:
Owners of Embraer	94.9	122.7	465.2	330.2
Noncontrolling interest	8.1	6.9	13.7	15.2
Weighted average number of shares (in thousands)
Basic	723.7	723.7	723.7	723.7
Diluted	723.7	724.2	723.7	724.0
Earnings per share
Basic	0.13114	0.16955	0.64284	0.45629
Diluted	0.13114	0.16943	0.64284	0.45607

Earnings per share - ADS basic (US$)	0.5246	0.6782	2.5714	1.8252

Earnings per share - ADS diluted (US$)	0.5246	0.6777	2.5714	1.8243

(1)	Derived from audited annual financial statements.
(2)	Derived from unaudited financial information.

EMBRAER - S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in million of U.S.dollars)

	Three months ended on (2)		Twelve months ended on (1)
	31 Dec, 2009	31 Dec, 2010	31 Dec, 2009	31 Dec, 2010
Operating activities
Net income	103.0	129.6	478.9	345.4
Items not affecting cash and cash equivalents
Depreciation	29.9	30.0	115.2	103.0
Amortization	35.8	34.8	114.1	116.2
Allowance (reversal) for inventory obsolescence	19.4	(29.9)	29.4	(5.6)
Deferred income tax and social contribution	(4.2)	(11.3)	(186.9)	28.7
Market value adjustment provision	6.1	62.3	6.1	62.3
Accrued interest	3.8	(0.5)	21.9	(10.2)
Stock option	—	1.3	—	3.4
Foreign exchange gain (loss), net	(4.4)	12.3	82.2	7.5
Residual value guarantee	(2.8)	3.4	(1.1)	2.7
Other	15.2	12.4	15.9	10.9
Changes in assets and liabilities:
Financial assets (3)	(184.2)	276.4	(458.7)	220.0
Collateralized accounts receivable	89.2	(40.4)	73.1	(1.7)
Customer and commercial financing	43.7	(22.6)	69.0	(17.7)
Inventories	361.7	424.9	473.9	118.5
Other assets	(49.1)	17.3	39.3	(49.3)
Non-recourse and recourse debt	6.0	(21.8)	3.0	(37.3)
Trade accounts payable	(112.5)	(131.8)	(458.1)	110.2
Contribution from suppliers	61.9	33.1	90.2	18.5
Advances from customers	(267.1)	(188.9)	(468.9)	(186.2)
Taxes and payroll charges payable	(12.9)	34.2	0.4	11.1
Financial guarantee	(4.0)	(31.3)	(15.5)	(40.3)
Provisions and contingencies	124.5	(15.6)	(58.5)	44.3
Unearned income	5.5	0.2	38.7	19.4

Net cash generated by operating activities	264.5	578.1	3.6	873.8

Investing activities
Proceeds from sale of property, plant and equipment	28.2	0.1	28.6	29.3
Additions to property, plant and equipment	(28.4)	(65.9)	(184.7)	(149.6)
Additions to intangible assets	(56.7)	(51.3)	(219.4)	(178.7)
Investments in held to maturity securities	—	(9.3)	—	10.7
Restricted cash reserved for construction of assets	—	—	(2.5)	—

Net cash (used in) investing activities	(56.9)	(126.4)	(378.0)	(288.3)

Financing activities
Repayment of borrowings	(630.2)	(411.2)	(1,498.5)	(1,583.4)
Proceeds from borrowings	644.5	380.1	1,474.6	942.8
Dividends and interest on own capital	—	(84.2)	—	(161.6)

Net cash (used in) generated by financing activities	14.3	(115.3)	(23.9)	(802.2)

Effects of exchange rate changes on cash	(22.7)	12.2	170.0	17.4
Decrease in cash and cash equivalents	199.2	348.7	(228.3)	(199.3)
Cash and cash equivalents at the beginning of the period	1,393.2	1,044.4	1,820.7	1,592.4
Cash and cash equivalents at the end of the period	1,592.4	1,393.1	1,592.4	1,393.1

(1)	Derived from audited annual financial statements.
(2)	Derived from unaudited financial information.
(3)	Include Unrealized (gain) on Financial assets, 4Q09 (16.4), 4Q10 (11.1), 2009 (57.6), 2010 (66.2).

EMBRAER - S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in million of U.S. dollars)

ASSETS	(1) As of December 31, 2009	(1) As of December 31, 2010
Current assets
Cash and cash equivalents	1,592.4	1,393.1
Financial assets	953.8	733.5
Trade accounts receivable, net	406.9	348.6
Derivative financial instruments	12.7	6.8
Customer and commercial financing	11.2	20.4
Collateralized accounts receivable	12.0	11.6
Inventories	2,438.5	2,193.4
Other assets	215.2	275.4

	5,642.7	4,982.8

Non-current assets
Trade accounts receivable	0.5	0.7
Derivative financial instruments	11.9	15.5
Financial assets	24.9	52.1
Customer and commercial financing	41.5	50.1
Collateralized accounts receivable	474.0	526.6
Inventories	6.5	4.9
Other assets	183.4	237.1
Guarantee deposits	505.6	464.8
Deferred income tax	171.7	139.1
Property, plant and equipment	1,101.3	1,201.0
Intangible assets	725.5	716.3

	3,246.8	3,408.2

TOTAL ASSETS	8,889.5	8,391.0

(1)	Derived from audited annual financial statements.

EMBRAER - S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in million of U.S. dollars)

LIABILITIES	(1) As of December 31, 2009	(1) As of December 31, 2010
Current liabilities
Trade accounts payable	596.3	750.2
Loans and financing	592.4	72.6
Non-recourse and recourse debt	135.9	111.8
Other payables	108.1	84.4
Contribution from suppliers	0.9	0.9
Advances from customers	762.8	779.4
Derivative financial instruments	0.5	0.8
Taxes and payroll charges payable	64.9	79.5
Income tax and social contribution	13.6	10.0
Other provisions	233.5	309.6
Provisions for contingencies	10.5	7.5
Dividends	119.6	49.4
Unearned income	111.6	132.6

	2,750.6	2,388.7

Non-current liabilities
Loans and financing	1,465.9	1,362.2
Non-recourse and recourse debt	371.6	358.5
Other payables	25.0	27.6
Contribution from suppliers	67.7	16.8
Advances from customers	398.1	212.2
Derivative financial instruments	4.1	1.4
Taxes and payroll charges payable	427.0	453.3
Deferred income tax and social contribution	16.2	11.4
Financial guarantee	257.1	219.5
Other provisions	82.6	49.7
Provisions for contingencies	50.3	69.3
Unearned income	90.3	88.9

	3,255.9	2,870.8

TOTAL LIABILITIES	6,006.5	5,259.5

SHAREHOLDERS’ EQUITY
Capital	1,438.0	1,438.0
Treasury shares	(183.7)	(183.7)
Revenue reserves	1,607.4	1,759.8
Share-based remuneration	—	3.4
Cumulative translation adjustments	17.1	10.9
Retained earnings	(86.1)	—
	2,792.7	3,028.4
Noncontrolling interest	90.3	103.1

Total company’s shareholders’ equity	2,883.0	3,131.5

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,889.5	8,391.0

(1)	Derived from audited annual financial statements.

RECONCILIATION OF IFRS AND US GAAP

As stated in previous earnings releases, the Brazilian accounting standard is changing and IFRS will become Brazil’s accounting standard. For 2010, in addition to the IFRS financial statements, Embraer is also posting its financial statements in US GAAP for the last time. To facilitate the understanding of the main differences between these accounting standards as they related to the Company’s financial statements, we are including the following explanations below.

R&D Expenditures under IFRS

According to US GAAP, Embraer recognized all Research and Development expenses under Operating Expenses as incurred. By adopting IFRS, to comply with the new GAAP standards, the Company capitalized all expenditure related to product development as intangible assets and will amortize, as Cost of sales and services, based on the number of estimated aircraft sales for each project.

A portion of development cost that was expensed over the years under US GAAP were capitalized as intangible assets and the other portion related to delivered aircraft was expensed as cost of sales and services according to IFRS. The accounting treatments for research expense are quite similar under IFRS and US GAAP. Please see below the differences in the financial statements specifically related to this item for 2010.

				in million of U.S.dollars
2010 CONSOLIDATED STATEMENT OF INCOME	2010		Variance
	(1) IFRS	(2) USGAAP		MAIN DIFFERENCE (3)
Cost of sales and services	(4,338.1)	(4,264.2)	73.9	Amortization of Development as Intangible assets under IFRS
Development	n/a	(62.4)	(62.4)	Allocation of R&D in different accounts

(1)	Derived from audited annual financial statements.
(2)	Derived from unaudited financial information.
(3)	These explanations out line the main differences related to these accounts, other differences in practice may also generate some impacts to these accounts.

				in million of U.S.dollars
	2010		Variance
2010 CONSOLIDATED BALANCE SHEET	(1) IFRS	(2) USGAAP		MAIN DIFFERENCE (3)
Intangible	716.3	3.5	(712.8)	Capitalization of all R&D expenses related to product development for aicraft not yet delivered

(1)	Derived from audited annual financial statements.
(2)	Derived from unaudited financial information.
(3)	These explanations out line the main differences related to these accounts, other differences in practice may also generate some impacts to these accounts.

Customer and commercial financing (CCF)

Under US GAAP, Embraer included all notes receivable originating from financed aircraft sales and all used aircraft owned by the Company in this account. By adopting IFRS, CCF is only recorded account for all notes receivable originating from financed aircraft sales. Each used aircraft owned by Embraer is recorded for in one of the following two accounts: Property, plant and equipment, if the aircraft is currently leased or available for lease to a customer or, if not, the aircraft value is recorded in the Company’s Inventories line. PP&E is also impacted by differences in practices between both GAAPs. In US GAAP, PP&E includes the change in the Company’s outstanding balance of software licenses. On the other hand, in IFRS, PP&E includes the spare parts pool balance, which in US GAAP, is accounted for Other assets. Such different accounting treatments do not change the Company’s Total assets. Please see below the differences in the allocation of the items above between the financial statements, specifically related to this item for 2010.

in million of U.S.dollars
	2010		Variance
2010 CONSOLIDATED BALANCE SHEET	(1) IFRS	(2) USGAAP		MAIN DIFFERENCE (3)
Customer comercial Financing	70.5	450.6	380.1	Allocation of Embraer owned aicraft in different accounts
Inventories	2,198.3	2,143.1	(55.2)
Property, plant and equipament	1,201.0	805.3	(395.7)
Total			70.8	Remaining differences related to software and pool allocation.

(1)	Derived from audited annual financial statements.
(2)	Derived from unaudited financial information.
(3)	These explanations out line the main differences related to these accounts, other differences in practice may also generate some impacts to these accounts.

Financial Guarantees

Under US GAAP, the Company was required to account for all guarantees issued after December, 31 2002 (FIN 45). These guarantees were accounted for under the Other payables and accrued liabilities account. Under IFRS, all guarantees must be accounted for, including those from before January, 2003. Hence, the main difference in value comes from the different starting year for considering financial guarantees. Such difference results in an increase of approximately US$ 124 million under IFRS standards. These financial guarantees are recorded into one newly created account called Financial Guarantees in the Balance sheet. All sales with a financial guarantee are treated as multiple element arrangements. The revenue related to such financial guarantees is deferred and are recognized over the life of the contracts. Please see below the differences in the financial statements specifically related to this item for 2010.

in million of U.S.dollars
	2010		Variance
2010 CONSOLIDATED STATEMENT OF INCOME	(1) IFRS	(2) USGAAP		MAIN DIFFERENCE (3)
Net Revenues	5,364.1	5,354.5	(9.6)	Recognition and provision of financial guarantees

(1)	Derived from audited annual financial statements.
(2)	Derived from unaudited financial information.
(3)	These explanations out line the main differences related to these accounts, other differences in practice may also generate some impacts to these accounts.

in million of U.S.dollars
	2010		Variance
2010 CONSOLIDATED BALANCE SHEET	(1) IFRS	(2) USGAAP		MAIN DIFFERENCE (3)
Other payables and accrued liabilities (Financial guarantee)	219.5	97.3	(122.2)	Financial guarantees allocated into newly created account names Financial Guarantees under IFRS

(1)	Derived from audited annual financial statements.
(2)	Derived from unaudited financial information.
(3)	These explanations out line the main differences related to these accounts, other differences in practice may also generate some impacts to these accounts.

Deferred Taxes

With the adoption of IFRS, in addition to the differences in practice between both GAAPs, Income Tax benefits (expenses) are impacted by recording taxes resulting from the unrealized exchange variation on the tax basis of non-monetary assets. In IFRS, the deferred taxes amount is accounted for in the Balance sheet under the Deferred income taxes account, as in US GAAP. However, these amounts are different in each GAAP, considering the difference in calculation mentioned above. Please see below the differences in the financial statements specifically related to this item for 2010.

in million of U.S.dollars
	2010		Variance
2010 CONSOLIDATED STATEMENT OF INCOME	(1) IFRS	(2) USGAAP		MAIN DIFFERENCE (3)
Income tax (expense) income	(62.7)	(51.5)	11.2	Differences in practice and the unrealized exchange variation of the tax basis of non- monetary assets

(1)	Derived from audited annual financial statements.
(2)	Derived from unaudited financial information.
(3)	These explanations out line the main differences related to these accounts, other differences in practice may also generate some impacts to these accounts.

EMBRAER - S.A.

CONSOLIDATED STATEMENTS OF INCOME
in millions of U.S.dollars, except earnings per share

	Three months ended on		Twelve months ended on
	(2) December 31, 2009	(2) December 31, 2010	(1) December 31, 2009	(2) December 31, 2010
Gross sales
Domestic market	221.6	314.0	587.7	720.7
Foreign market	1,415.1	1,674.2	4,943.8	4,695.6
Sales deductions	(27.1)	(20.8)	(65.2)	(61.8)

Net sales	1,609.6	1,967.4	5,466.3	5,354.5

Cost of sales and services	(1,275.3)	(1,612.8)	(4,352.2)	(4,264.2)

Gross profit	334.3	354.6	1,114.1	1,090.3

Operating income (expenses)
Selling	(92.2)	(103.4)	(305.1)	(374.7)
Research and development	(6.2)	(39.4)	(144.0)	(134.5)
General and administrative	(55.5)	(60.6)	(191.5)	(197.5)
Other operating income (expenses), net	(114.6)	(4.3)	(137.9)	9.1

Income from operations	65.8	146.9	335.6	392.7

Interest income, net	13.8	1.0	35.3	28.4
Foreign exchange gain (loss) ,net	(6.2)	(4.9)	(94.1)	(7.5)

Income before income taxes	73.4	143.0	276.8	413.6

Income tax (expense) benefit	81.2	6.9	(14.5)	(51.5)

Net income	154.6	149.9	262.3	362.1

Net income attributable to the noncontrolling interest	(8.2)	(6.9)	(13.8)	(15.1)

Net income attributable to Embraer	146.4	143.0	248.5	347.0

Earnings per share (US$)
Basic
Common	0.2023	0.1976	0.3434	0.4795
Diluted
Common	0.2023	0.1975	0.3434	0.4793
Weighted average shares (millions of shares)
Basic
Common	723.7	723.7	723.7	723.7
Diluted
Common	723.7	724.2	723.7	724.0

Earnings per share - ADS basic (US$)	0.8092	0.7904	1.3737	1.9181

Earnings per share - ADS diluted (US$)	0.8092	0.7898	1.3737	1.9171

(1)	Derived from audited annual financial statements.
(2)	Derived from unaudited financial information.

EMBRAER - S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in million of U.S.dollars)

	Three months ended on		Twelve months ended on
	(2) December 31, 2009	(2) December 31, 2010	(1) December 31, 2009	(2) December 31, 2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	154.6	149.9	262.3	362.1
Adjustments to reconcile net income to cash from operating activities:
Depreciation	23.6	12.4	86.7	65.2
Allowance for doubtful accounts	(1.0)	1.9	1.2	10.0
Allowance (reversal) for inventory obsolescence	10.3	(25.9)	30.9	(3.9)
Gain (loss) on property, plant and equipment disposals	(1.2)	0.1	0.9	(5.5)
Accrued interest	3.8	(0.6)	21.2	(10.6)
Foreign exchange gain (loss), net	6.2	4.9	94.1	7.5
Deferred income taxes	(17.7)	(15.3)	(9.2)	17.4
Unrealized/realized losses (gains) on trading securities, net	(16.4)	(11.1)	(57.6)	(66.2)
Stock option	—	1.3	—	3.4
Other	4.2	(0.9)	6.5	(2.5)
Changes in assets and liabilities:
Trade accounts receivable and customer and commercial financing, net	166.1	(48.8)	122.8	4.3
Collateralized accounts receivable	1.5	(32.4)	(4.4)	(89.5)
Inventories	371.9	466.9	465.8	201.4
Other assets	1.1	51.1	5.5	(41.9)
Trade accounts payable	(130.6)	(96.4)	(487.5)	153.6
Deferred revenue	(13.5)	7.7	(0.5)	28.3
Other payables and accrued liabilities	115.4	(73.6)	10.8	(48.9)
Accrued taxes on income	(5.0)	(16.7)	7.8	(3.6)
Contribution from suppliers	19.4	14.4	23.5	(50.9)
Taxes and payroll charges payable	(32.6)	35.5	6.4	13.1
Advances from customers	(260.9)	(187.4)	(464.0)	(181.3)
Contingencies	4.5	(1.7)	11.8	16.1

Net cash provided by (used in) Operating activities	403.7	235.3	135.0	377.6

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment	0.6	0.1	1.0	29.3
Court-mandated escrow deposits, net of withdrawals	(6.1)	(19.9)	—	(28.2)
Additions to property, plant and equipment	(21.1)	(42.1)	(103.8)	(90.5)
Restricted cash	—	—	(2.5)	—
Purchase and sales of temporary cash investments, net (3)	(139.7)	278.1	(401.0)	296.6

Net cash provided by (used in) investing activities	(166.3)	216.2	(506.3)	207.2

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	633.1	378.6	1,461.8	941.2
Repayment of borrowings	(618.7)	(405.7)	(1,483.0)	(1,570.0)
Payments of capital lease obligations	(2.3)	(4.0)	(5.9)	(11.9)
Dividends and/or Interest on capital paid	—	(84.2)	—	(161.6)

Net cash provided by (used in) financing activities	12.1	(115.3)	(27.1)	(802.3)

Effect of exchange rate changes on cash	(50.2)	12.5	170.1	18.2

Increase (decrease) in cash and cash equivalents	199.3	348.7	(228.3)	(199.3)

Cash and cash equivalents, at beginning of period	1,393.1	1,044.4	1,820.7	1,592.4

Cash and cash equivalents, at end of period	1,592.4	1,393.1	1,592.4	1,393.1

(1)	Derived from audited annual financial statements.
(2)	Derived from unaudited financial information.
(3)	Purchase and sales of temporary cash investments, represents the amount of cash that was transferred from cash and cash equivalents to temporary cash or vice-versa. Temporary Cash, are all investments that mature after 90 days, and as a result are marked to market.

EMBRAER - S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in million of U.S. dollars)

ASSETS	(1) As of December 31, 2009	(2) As of December 31, 2010
Cash and cash equivalents	1,592.4	1,393.1
Temporary cash investments	953.8	733.5
Trade accounts receivable, net	396.9	348.6
Collateralized accounts receivable	12.0	11.6
Customer and commercial financing	11.2	20.4
Inventories	2,333.9	2,138.2
Deferred income taxes	106.6	124.1
Other current assets	233.0	286.6

Total current assets	5,639.8	5,056.1

Trade accounts receivable	0.5	0.7
Collateralized accounts receivable	474.0	526.6
Customer and commercial financing	456.4	430.2
Inventories	6.5	4.9
Property, plant and equipament	753.9	805.3
Intangible assets	2.9	3.5
Goodwill	14.5	14.5
Investments	25.3	52.5
Deferred income taxes	289.0	291.2
Guarantee deposit	505.3	464.5
Other non-current assets	283.4	360.8

Total non-current assets	2,811.7	2,954.7

TOTAL ASSETS	8,451.5	8,010.8

(1)	Derived from audited annual financial statements.
(2)	Derived from unaudited financial information.

EMBRAER - S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in million of U.S. dollars)

LIABILITIES AND SHAREHOLDERS’ EQUITY	(1) As of December 31, 2009	(2) As of December 31, 2010
Loans and financing	587.7	71.0
Capital lease obligation	4.8	1.5
Non-recourse and recourse debt	135.9	111.8
Trade accounts payable	595.8	749.8
Advances from customers	768.5	779.4
Taxes and payroll charges payable	64.9	79.5
Accrued taxes on income	13.6	10.0
Deferred income taxes	12.0	4.1
Contingencies	10.5	7.5
Accrued dividends	119.6	49.4
Other payables and accrued liabilities	454.4	528.5

Total current liabilities	2,767.7	2,392.5

Loans and financing	1,455.2	1,363.2
Capital lease obligation	14.2	2.1
Non-recourse and recourse debt	371.6	358.5
Advances from customers	398.1	212.2
Contribution from suppliers	67.7	16.8
Taxes and payroll charges payable	427.0	453.3
Other payables and accrued liabilities	324.6	259.8
Deferred income taxes	146.4	191.5
Contingencies	50.4	69.4

Total non-current liabilities	3,255.2	2,926.8

Company shareholders’ equity	2,338.3	2,588.5
Noncontrolling interest	90.3	103.0

Total shareholders’ equity	2,428.6	2,691.5

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,451.5	8,010.8

(1)	Derived from audited annual financial statements.
(2)	Derived from unaudited financial information.

INVESTOR RELATIONS

André Gaia, Caio Pinez, Cláudio Massuda, Juliana Villarinho, Luciano Froes and Paulo Ferreira. (+55 12) 3927-4404, investor.relations@embraer.com.br

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its 4Q10 Results in US GAAP on March 25, 2011. The conference call will also be broadcast live over the web at http://ri.embraer.com.br

IFRS / (US GAAP)
Time: 10:30 (SP) / 09:30 (NY)
Telephones:
+1 888 700-0802 (North America)
+1 786 924-6977 (International)
+55 11 4688-6341(Brazil)
Code: Embraer
Replay Number: +55 11 4688-6312
Replay Code: 9910035

ABOUT EMBRAER

Embraer (Embraer S.A. - NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the United States. Founded in 1969, the Company designs, develops, manufactures and sells aircraft for the commercial aviation, executive aviation, and defense and security business. The Company also provides after sales support and services to customers worldwide. On December 31, 2010, Embraer had a workforce of 17,149 employees – not counting the employees of its partly owned subsidiaries – and its firm order backlog totaled US$ 15.6 billion.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. Embraer does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2011

Embraer S.A.

By:	/s/ Cynthia Marcondes Ferreira Benedetto
Name: Cynthia Marcondes Ferreira Benedetto
Title: Chief Financial Officer